FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Olympus Pacific Minerals Inc.
Suite 500, 10 King Street East
Toronto, ON M5C 1C3

Item 2	Date of Material Change

State the date of the material change.

March 19, 2007

Item 3	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The Press Release was disseminated on March 20, 2007 to The Toronto Stock Exchange and through various other approved public media and filed on EDGAR and SEDAR with the securities commissions of British Columbia, Alberta, Quebec and Ontario.

Item 4	Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The Company has closed its previously announced non-brokered private placement of 21,428,571 common shares (“Shares”) at a price of $0.56 per Share for gross proceeds of $12,000,000.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company has closed its previously announced non-brokered private placement of 21,428,571 Shares at a price of $0.56 per Share for gross proceeds of $12,000,000 (the “Offering”).

All Shares issued in the Offering have a hold period in Canada of four months expiring July 20, 2007.

The net proceeds from the Offering are intended to be used for ongoing exploration, feasibility studies and development work on the Company’s mineral projects and for general corporate purposes.

Pursuant to the private placement, Zedex Minerals Limited (“Zedex”), an insider of the Company, by virtue of holding approximately 17% of the Company’s issued and outstanding share capital subscribed for 4,374,999 shares (“Zedex Shares”). The issuance of the Zedex Shares to Zedex, together with Zedex’ prior shareholdings brings the total Zedex shareholdings to 31,356,849 common shares of the Company representing approximately 17% of the Company’s issued and outstanding post-closing shareholdings. One director of the Company is also a director of Zedex. Such director disclosed his interest in the private placement and abstained from voting on the private placement transaction. The private placement was approved by the independent directors of the Company.

Pursuant to the Private Placement, Vietnam Growth Fund Limited (“VGF”) and Vietnam Dragon Fund Limited (“VDF”), both funds managed by an affiliate of Dragon Capital Markets Limited (“Dragon Capital”), a control person of the Company by virtue of holding or exercising control or direction over approximately 40% of the Company’s issued and outstanding share capital, subscribed for 4,285,714 Shares and 4,285,714 Shares, respectively (collectively, the “Dragon” Shares). The issuance of the Dragon Shares to VGF and VDF, together with Dragon Capital’s prior shareholdings will result in Dragon Capital Group holding or exercising control and direction over a total of 72,833,441 common shares of the Company representing approximately 40% of the Company’s issued and outstanding post-closing share capital.

By virtue of the insider position of Zedex in the Company and the control position of Dragon Capital as a result of the private placement to each of Zedex, VGF and VDF, the private placement constitutes a related party transaction under Ontario Securities Commission Rule 61-501. However, an exemption from the valuation and minority approval requirements for related party transactions is available to the Company as neither the fair market value of the subject matter of the private placement nor the consideration for the private placement exceeds 25% of the Company’s market capitalization.

5.2	Disclosure for Restructuring Transactions

n/a

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for that reliance.

n/a

Item 7	Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

n/a

Item 8	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

David A. Seton, Chairman & CEO

Tel: 416-572-2525

Item 9	Date of Report

March 29, 2007